

July 19, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

> **Re: K Wave Media Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed July 1, 2024**
> **File No. 333-278221**

Dear Anthony Ang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed July 1, 2024

Letter to Stockholders of Global Star Acquisition Inc., page i

1.   Please state in the second paragraph where you discuss the business combination agreement that K Enter has minimal independent operations and does not currently own a controlling interest in any other entities. Revise the added paragraph beginning, "The closing of the business combination is subject to certain conditions..." to clearly state the same. Further revise such paragraph to include cross-references to the questions and answers at page 14 related to material developments or changes in the acquisitions of the Six Korean Entities. Additionally, please include early in the summary of the proxy statement/prospectus beginning at page 18, as well as in the description of the Acquisition Merger on page 103, disclosure comparable to this paragraph, as revised in response to this comment.

Questions and Answers About the Business Combination and the Special Meeting
Q: How will the Initial Stockholders and the Sponsor vote?, page 8

2.   We note that disclosure at page 85 has been revised to state that the Initial Stockholders and Sponsor have the requisite voting power to approve each of the proposals in the proxy statement/prospectus. If true, revise this question and answer to state as much, and provide such disclosure in the letter to stockholders as well.

Q: Will I experience dilution as a result of the Business Combination? , page 10

3.   Please add a footnote to the table listing additional sources of dilution to explain that while you have assumed a $10 per share conversion price when disclosing the number of shares underlying the K Enter convertible senior secured notes, such conversion price may be adjusted downwards. Disclose how many PubCo shares could be issued at the conversion floor price of $4 per share.

Q: What if there are material developments or changes relating to the acquisition..., page 14

4.   We note your response to prior comment 20. Please revise to explain at the outset of this question and answer that the closing of the business combination is conditioned only on the closing of the acquisitions of Play Company and Solaire Partners and not on the acquisition of all Six Korean Entities. Additionally, please revise and supplement this question and answer as follows:
   •   We note your reference to "updated or supplemental proxy materials." Please explain what you mean by this distinction and clarify the circumstances under which you would amend and update the disclosure in the proxy statement/prospectus and recirculate it to shareholders.
   •   Provide additional detail regarding the plans for, and timing of, circulating updated proxy materials in the event of any material change following effectiveness of the registration statement, including how far in advance of the special meeting Global Star stockholders could expect to receive such updated materials.
   •   Explain to stockholders the circumstances under which you would discard proxy cards already received if you recirculate updated proxy materials and whether and how, in such event, stockholders who have already voted would be afforded the opportunity to recast their vote.

Summary of the Proxy Statement/Prospectus
K Enter Holdings Inc., page 19

5.   We note your response to prior comment 1. Revise to specify which of the Six Korean Entities' projected 2024 revenues are impacted by the delay in acquisition date and quantify the extent to which projected revenues have been and/or are expected to be negatively impacted by the delay. In this regard, the disclosure references "PubCo's projected revenues," but the projections included in the proxy statement/prospectus are those of the Six Korean Entities, rather than PubCo as a whole. Please also provide additional explanation as to why the second fairness opinion dated March 12, 2024 (as updated on April 29, 2024) is not impacted by a change in the projected financial information underlying the analyses therein. Make conforming revisions where this disclosure appears elsewhere.

Ownership Structure of Pubco Following the Business Combination, page 24

6.   It appears the ownership interests depicted in the top boxes of the chart are not consistent with the ownership interests shown on page 11. Please conform as appropriate.

Background, page 108

7.   You disclose that your decision to condition the closing of the business combination on the acquisitions of only Play Company and Solaire Partners was based on K Enter's "desire to give greater incentives to management of the five other companies to achieve success." Please expand on this statement and explain how structuring the business combination in this way and acquiring only a 51% interest in the companies aside from Play Company and Solaire Partners gives greater incentives to management. Also revise to indicate whether Global Star and K Enter have discussed any actual or potential adjustments to the base consideration in the event K Enter does not acquire a controlling interest in one or more of the Six Remaining Entities. If so, please disclose these adjustments here and elsewhere as appropriate.

Proposal No. 2: The Acquisition Merger Proposal
Supplemental Information: K Enter Forecasts, page 139

8.   2024 in the table is labeled as actual but appears it is forecasted. Please revise as appropriate. Additionally, it appears the first column labeled as 2023 for the other entities contains forecasted amounts and should be labeled accordingly.

9.   Please provide a discussion of the material assumptions underlying the projections included in this section, quantifying such assumptions as practicable. For example, to the extent the projections depend upon an increase in revenue from specific customers, please quantify the projected increases.

Business of K Enter, page 161

10.   We note several remaining references to "content virtualization" being one of K Enter's "four initial capabilities," including at the outset of this section. At page 197 you also state, "Additionally, one of these acquisitions will allow us to expedite the development of a fourth capability." As this disclosure implies that K Enter will acquire First Virtual or another content virtualization company prior to the consummation of the business combination, please revise to reflect that K Enter has terminated its agreement to acquire First Virtual.

Capabilities and the Six Korean Entities to be acquired, page 179

11.   We note your response to prior comment 12, as well as Article 5 of the Share Pledge Agreements included in Exhibits 10.12-10.18. Revise the disclosure regarding the Share Pledge Agreements to explain in further detail how K Enter could enforce the pledges created by such agreements in order to "ensure the closing of" the related Share Purchase Agreements. For example, we note that paragraph (2) of Article 5 contemplates that K Enter, as pledgee, could "acquire the Pledged Shares in lieu of the full or partial satisfaction of the Secured Obligations by a commercially reasonable method," but this remedy is not addressed in the proxy statement/prospectus. Address the amount of time that it could take for K Enter to enforce any remedy with respect to the pledged shares.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet for New K Enter as of December 31, 2023, page 248</u>

12.   It appears columns for adjustments and "New K Enter Pro Forma Combined" are missing. Please revise as appropriate.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 7 - Net Loss Per Share, page 267</u>

13.   Please revise footnote (2) to the first table hereunder to refer to the redemptions associated with the Second Extension. Appears footnote (2) to the table on page 254 needs to be revised as well..

<u>General</u>

14.   We note the significant contribution of HYBE to Play' Company's total sales in both 2022 and 2023. You disclose that the written agreement with HYBE has expired, and HYBE recently created a limited, distribution only agreement with Play Company that is projected to yield limited revenues to Play Company in 2024. Where you discuss the projections for Play Company's future revenue, please indicate the extent to which the projections assumed a continued relationship with HYBE and disclose the projected revenue that would be generated by HYBE for each year in the projections. If the projections did not account for the decrease of revenues generated by HYBE in future periods, please state this clearly and explain whether you believe the projections could be materially different following the recent developments with HYBE. Disclose what consideration the board gave to obtaining updated projections or a lack of reliance on these projections. Please also indicate, to the extent practicable, the revenue generated from HYBE for 2024 to date and the anticipated total revenue from HYBE for 2024. Include similar disclosure in the related risk factor on page 42.

15.   Throughout the prospectus where you discuss the acquisition of the Six Korean Entities and the business of New K Enter, clearly state that only the acquisition of Play Company and Solaire Partners is a condition to the merger and remove the statements and suggestions indicating that acquisition of the Six Korean Entities is assured. Where you state that you "will" acquire the Six Korean Entities revise to indicate that possibility that you may not. Please revise throughout, including in the Risk Factors, Q&A, and Business of K Enter to indicate how K Enter's failure to acquire controlling interests in any of the four production companies whose acquisitions are not conditions to closing of the business combination would impact the business and financial condition of New K Enter. As examples only, explain which of the production companies have generated the most revenues to date, have projects under production, and/or hold material contracts, so that investors better understand the importance of each company to New K Enter and the comparative level of risk associated with failure to acquire any of these entities. Also address the fact that if you acquire only Play Company and Solaire Partners, New K Enter will have only two of the three initial capabilities that you believe are necessary to carry out your business plan, would not have the upcoming film and drama lineup you discuss throughout, and would not have any of the intellectual property held by Apeitda Co and Bidangil Pictures. Please also include disclosure throughout as appropriate of the contribution of each of the Six Korean Entities to total pro forma revenues and the stock

consideration payable to each of the Six Korean Entities, and disclose how pro forma revenues and stock consideration payments would change if you acquire only Play Company and Solaire Partners.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Kelly Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services